Broadleaf Capital Partners, Inc.
3887 Pacific Street
Las Vegas, NV 89121

August 16, 2013

Daniel L. Gordon
Branch Chief
US Securities and Exchange Commission
Washington DC  20549
Las Vegas, NV 89121

Re: Broadleaf Capital Partners, Inc.
Form 10-K for the year ending December 31, 2012
Filed March 28, 2013
File No. 814-00175

Mr. Gordon:

Enclosed are the responses item by item to your recent comment letter. Our responses are in order and following your comments for ease of reference and are as follows:

 Form 10-K for the year ended December 31, 2012

Management’s Annual Report on Internal Control over Financial Reporting, page 30

1.
We note that you have not disclosed the framework used by management to evaluate the effectiveness of your internal control over financial reporting. Please tell us how you considered Item 308(a)(2) of Regulation S-K which requires such disclosure.

The framework for our evaluation recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute assurance of achieving the desired objectives. Also, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. The design of any system of controls is based, in part, upon certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

As of the end of the year December 31, 2012 covered by this report, we carried out an evaluation, under the supervision and with the participation of management, including our chief executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures.  This evaluation included interview of appropriate personnel and walk through of our current procedures for control to ensure management who is responsible for establishing and maintaining adequate internal control over financial reporting of the Company is adequately performing that function and the findings of our evaluations are communicated through our SEC filings.

 Note 2.Summary of Significant Accounting Policies

Principles of Consolidation, page 20

2.
We note your disclosure of the operating results of your subsidiary Pipeline Nutrition, Inc. on page 10 of your Form 10-K, and it appears from your disclosure on page 8 of your Form 10-Q for March 31, 2013 that you own 51% of this entity. Please tell us how your financial statements reflect the noncontrolling interest in this subsidiary. Refer to ASC 810.

We see where that was listed in error. Our eventual plan is to spin off 51% of the subsidiary in the future after Broadleaf Capital has multiple business entities running and contributing cash flow to our organization. There is no current noncontrolling interest and page 10 will be amended in our future filings.

We acknowledge as part of our response  it is our responsibility for the adequacy and accuracy of the disclosure in the filing and we will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By:	/s/ J. Michael King
J. MMichael King
President Broadleaf Capital Partners, Inc.